Exhibit 3.27

FILED STATE OF WASHINGTON FEB 06 1998
RALPH MUNRO SECRETARY OF STATE

ARTICLES OF INCORPORATION

OF

AIR CARRIER ACQUISITION CORP.

ARTICLE I

Name

The name of the corporation is Air Carrier Acquisition Corp. (the “Corporation”).

ARTICLE II

Authorized Shares

(1) Classes. The Corporation shall be authorized to issue two classes of stock to be designated, respectively, as “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation shall have authority to issue is five million (15,000,000); the authorized number of shares of Common Stock shall be ten million (10,000,000), without par value; and the authorized number of shares of Preferred Stock shall be five million (5,000,000), without par value.

(2) Preferred Stock. Shares of Preferred Stock may be issued from time to time in one or more series. Shares of Preferred Stock which may be redeemed, purchased or acquired by the Corporation may be reissued except as otherwise provided by law. The Board of Directors of the Corporation is hereby authorized to fix the designations and powers, preferences and relative, participating, optional or other rights, if any, and qualifications, limitations or other restrictions thereof, including, without limitation, the dividend rate (and whether or not dividends are cumulative), conversion rights, if any, voting rights, rights and terms of redemption (including sinking fund provisions, if any), redemption price and liquidation preferences of any wholly unissued series of Preferred Stock and the number of shares constituting any such series and the designation thereof, or any of them; and to increase or decrease the number of shares of any series subsequent to the issue of shares of that series, but not below the number of shares of such series then outstanding.

ARTICLE III

Directors

The number of directors of the Corporation and the manner in which such directors are to be elected shall be as set forth in the bylaws. The initial board of directors shall consist of the following four (4) members, the current business address of each of whom is: Bridport plc, Tancred Street, Taunton, Somerset, England, TAI IRY:

Geoffrey D. Woods

Graham MacSporran

Howard Earl

John Bowden

ARTICLE IV

Shareholders’ Rights

1. Shareholders of the Corporation have no preemptive rights to acquire additional shares issued by the Corporation.

2. Subject to the provisions of Article II(2) above, holders of Common Stock and Preferred Stock shall be entitled to receive the net assets of the Corporation upon dissolution.

ARTICLE V

Voting Rights

1. Subject to the provisions of Article II(2) above, holders of Common Stock and Preferred Stock shall have unlimited voting rights.

2. At each election of directors, every shareholder entitled to vote at such election has the right to vote the number of shares of stock held by such shareholder for each of the directors to be elected. No cumulative voting for directors shall be permitted.

3. Any action required or which may be taken at a meeting of shareholders of the Corporation may be taken without a meeting or a vote if either (i) the action is taken by all shareholders entitled vote; or (ii) the action is taken by shareholders holding of record or otherwise entitled to vote in the aggregate not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on the action were present and voted, and at the time the action is taken the Corporation does not have (a) capital stock registered with the Securities and Exchange Commission pursuant to Section 12 of the Securities Exchange Act of 1934, as amended or (b) more than 300 shareholders of record. The taking of the action by shareholders without a meeting or vote must be evidenced by one or more written consents describing the action taken, signed by the shareholders holding of record or otherwise entitled to vote in the aggregate not less than the minimum number of votes necessary in order to take such action by written consent under (i) or (ii) immediately above, and delivered to the Corporation for inclusion in the minutes or filing with the Corporation’s records. If not otherwise fixed under Washington law, the record date for determining shareholders entitled to take action without a meeting is the date on which the first shareholder consent is signed. A written consent is not effective to take the action referred to in the consent unless, within sixty (60) days of the earliest consent delivered to the Corporation, written consents signed by a sufficient number of shareholders to take action are delivered to the Corporation. Unless the written shareholder consent specifies a later effective date, action taken by written consent is effective when both: (a) consents sufficient to authorize taking the action have been delivered to the Corporation; and (b) ten (10) days have lapsed (unless a longer period is required under Washington law) since the Corporation delivered written notice to all of the shareholders of the Corporation requesting such action by written consent, which notice must contain or be accompanied by the same material that would have been required, under Washington law, to be sent to non-consenting or nonvoting shareholders in a notice of meeting at which the proposed action would have been submitted for shareholder action.

ARTICLE VI

Limitation on Liability of Directors

No director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for his or her conduct as a director, which conduct takes place on or after the date this Article becomes effective, except for (i) acts or omissions that involve intentional misconduct or a knowing violation of law by the director, (ii) conduct violating RCW 23B.08.310, or (iii) any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled. If, after this Article becomes effective, the Washington Business Corporation Act is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be deemed eliminated or limited to the fullest extent permitted by the Washington Business Corporation Act, as so amended. Any amendment to or repeal of this Article shall not adversely affect any right or protection of a director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. This provision shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date this Article becomes effective.

ARTICLE VII

Registered Office

The address of the registered office of the Corporation is 1325 Fourth Avenue, Suite 1200, Seattle, Washington 98101-2509, and the name of the registered agent at such address is Daren H. Nitz.

ARTICLE VIII

Incorporator

The name and address of the incorporator is:

Name	Address
Daren H. Nitz	Van Valkenberg Furber Law Group P.L.L.C.
1325 Fourth Avenue, Suite 1200 Seattle, Washington 98101 -2509

ARTICLE IX

Amendment of Articles

The Corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation, in the manner now or hereafter prescribed by law, and all rights and powers conferred herein on shareholders and directors are subject to this reserved power.

DATED: February 4,1998

/s/ Daren H. Nitz
Daren H. Nitz